Exhibit 99.1
TAL Education Group Announces Unaudited Financial Results
for the Third Fiscal Quarter Ended November 30, 2010
•	Net Revenues Increased by 47.7% Year-Over-Year

•	Net Income from Continuing Operations Increased by 7.9% Year-over-Year

•	Non-GAAP Net Income Increased by 77.3% Year-Over-Year
(Beijing — January 25, 2011)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2011 ended November 30, 2010.
Financial Highlights for the Third Fiscal Quarter Ended November 30, 2010
•	Net revenues increased by 47.7% year-over-year to US$24.1 million from US$16.3 million in the same period of the prior fiscal year.

•	Net income from continuing operations increased by 7.9% year-over-year to US$2.6 million from US$2.4 million in the same period of the prior fiscal year.

•	Non-GAAP[1] net income attributable to TAL, which excluded share-based compensation expenses, increased by 77.3% year-over-year to US$4.3 million from US$2.4 million in the same period of the prior fiscal year.

•	Basic and diluted net income per ADS were US$0.03 and US$0.03, respectively. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.06 and US$0.06, respectively. Each ADS represents two Class A common shares.

•	Total student enrollments during the third quarter of fiscal year 2011 increased by 24.9% year-over-year to approximately 94,100.

•	Expanded our physical network to 114 learning centers in six cities as of November 30, 2010.
Nine Months Ended November 30, 2010 Financial Highlights
•	Net revenues increased by 56.7% year-over-year to US$76.9 million from US$49.1 million in the same period of the prior fiscal year.

•	Net income from continuing operations increased by 35.9% year-over-year to US$16.0 million from US$11.8 million in the same period of the prior fiscal year.

•	Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, increased by 55.8% year-over-year to US$18.4 million from US$11.8 million in the same period of the prior fiscal year.

[1]	As used in this press release, non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS are defined to exclude share-based compensation expense from operating costs and expenses, cost of revenues, selling and marketing expenses, general and administrative expenses, income from operations, net income attributable to TAL and earnings per ADS, respectively. See “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures To The Most Comparable GAAP Measures” at the end of this press release.

•	Basic and diluted net income per ADS were US$0.24 and US$0.24, respectively. Non-GAAP basic and diluted net income per ADS in each case, excluding share-based compensation expenses, were US$0.29 and US$0.28, respectively.

•	Total accumulated student enrollments during the nine months ended November 30, 2010, increased by 31.9% year-over-year to approximately 331,000.
“We are very pleased to announce strong quarterly results as we report earnings for the first time as a publicly traded company,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang. “Our total student enrollments grew by approximately 25% from the same period last year, with each of our three business formats contributing to our overall enrollment growth.”
“During the quarter, we added a total of nine new learning centers, seven of which were in Shanghai and the remaining two in Beijing. Over the past three quarters in Beijing we have concentrated on improving classroom utilization in our existing facilities rather than rapidly increasing the number of centers. We are encouraged by the progress we have seen in this regard since the Chinese New Year term last year, and believe we are now ready to shift our focus back toward a new phase of investment in learning centers over the coming quarters. By building out our capacity, we can continue to meet the ongoing demand from parents and students in this essential market.”
“In addition to our ongoing focus on improving our center operations, we also further enhanced our content offerings by kicking off two new exciting initiatives in the quarter. We signed with McGraw-Hill Education a breakthrough agreement in which we will cooperate to co-develop and co-brand English materials for junior high and high school students under our ‘Le Jia Le’ English offering. We also launched an innovative and proprietary classroom teaching solution called ‘ICS,’ which stands for ‘Intelligent Classroom System,’ in November. ICS makes in-class learning more interactive and stimulating by facilitating the broadcast of our own multimedia content using projectors and whiteboards.”
“Our combination of outstanding teaching quality with proprietary content continues to drive strong academic achievements by our students. I am confident that our ongoing ability to deliver these exceptional learning experiences and outcomes will allow us to benefit from the immense growth potential of the large and highly fragmented K-12 after-school tutoring market we serve.”
Mr. Joseph Kauffman, Chief Financial Officer, continued, “Our disciplined focus on serving the unique needs of the K-12 after-school tutoring market continues to drive consistent and profitable growth for our company. In our third fiscal quarter we delivered strong topline growth of 47.7%, while at the same time growing non-GAAP net income by 77.3%. We are particularly encouraged by the appeal of our strong K-12 brand, leading small class model, and active online education platform in the new markets we have entered over the last two years. In the coming quarters, we will continue to invest in the foundation for the future growth of our Company by further penetrating existing markets with new learning centers, expanding into new cities, and gradually rolling out our high-growth one-on-one business model to markets outside Beijing.”
Financial Results for the Third Fiscal Quarter Ended November 30, 2010
Net Revenues
For the third quarter of fiscal year 2011, TAL reported net revenues of US$24.1 million, representing a 47.7% increase from US$16.3 million in the third quarter of fiscal year 2010. The increase was primarily due to an increase in the number of total student enrollments and higher average selling prices. Total student enrollments increased by 24.9% to approximately 94,100 from approximately 75,300 in the same period one year ago.
Operating Costs and Expenses
Operating costs and expenses were US$21.6 million, a 56.7% increase from US$13.8 million in the third quarter of fiscal year 2010. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$19.7 million, a 42.8% increase from US$13.8 million in the third quarter of fiscal year 2010.
Cost of revenues increased by 54.7% to US$14.0 million, from US$9.1 million in the third quarter of fiscal year 2010. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 51.8% to US$13.8 million, from US$9.1 million in the third quarter of fiscal year 2010. The increase in cost of revenues was primarily due to the increased number of courses and the greater number of learning centers in operation. The Company also incurred incremental costs to support the rollout of ICS in the quarter.
Selling and marketing expenses increased by 65.9% to US$2.7 million, from US$1.6 million in the third quarter of fiscal year 2010. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 47.0% to US$2.4 million, from US$1.6 million in the third quarter of fiscal year 2010. The increase was primarily due to an increase in sales and marketing staff to support our expanded program and service offerings.
General and administrative expenses increased by 57.6% to US$4.8 million, from US$3.1 million in the third quarter of fiscal year 2010. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 14.1% to US$3.5 million, from US$3.1 million in the third quarter of fiscal year 2010. The increase was mainly due to an increase in staff and corresponding rental and other expenses associated with the expansion of the Company’s operations.
Total share-based compensation expenses that were allocated to related operating costs and expenses amounted to US$1.9 million in the third fiscal quarter of fiscal year 2011. The Company did not incur share-based compensation expenses in the same period of the previous year.

Gross Profit
Gross profit increased by 39.0% to US$10.0 million, from US$7.2 million in the third quarter of fiscal year 2010.
Income from Operations
Income from operations decreased by 1.9% to US$2.4 million, from US$2.5 million in the third quarter of fiscal year 2010. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 74.9% to US$4.3 million, from US$2.5 million in the third quarter of fiscal year 2010.
Income Tax Expense
Income tax expense was US$0.3 million in third quarter of fiscal year 2011, as compared to US$0.2 million in the third quarter of fiscal year 2010.
Net Income from Continuing Operations
Net income from continuing operations increased by 7.9% to US$2.6 million, from US$2.4 million in the third quarter of fiscal year 2010.
Net Income Attributable to TAL Education Group
Net income attributable to TAL decreased 2.2% to US$2.3 million, from US$2.4 million in the third quarter of fiscal year 2010. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 77.3% to US$4.3 million, from US$2.4million in the third quarter of fiscal year 2010.
Basic and Diluted Net Income per ADS
Basic and diluted net income per ADS were US$0.03 and US$0.03, respectively, in the third quarter of fiscal year 2011. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.06 and US$0.06, respectively.
Loss from Discontinued Operations
During the third quarter, the Company discontinued its operations in Qianjiang and Jianli in Hubei province based on management’s judgment that there will be more potential to focus on our operations in the city of Wuhan. The operating results were reported as discontinued operations. Loss from discontinued operations was US$0.2 million for the third quarter of fiscal year 2011.
Cash and Cash Equivalents
As of November 30, 2010, the Company had US$178.6 million of cash and cash equivalents, as compared to US$81.5 million as of August 31, 2010. The increase in cash was mainly due to our successful initial public offering and listing of its ADSs on the New York Stock Exchange on October 20, 2010.
Deferred Revenue
As of November 30, 2010, the Company’s deferred revenue balance was US$38.0 million.

Recent Developments
Mr. Yundong Cao has resigned from his position as President and director effective April 1, 2011. Over the next two months, Mr. Cao will transition his responsibilities to Mr. Bangxin Zhang, Chairman and Chief Executive Officer, and Mr. Joseph Kauffman, Chief Financial Officer. The Company’s board of directors has also appointed Mr. Bangxin Zhang to replace Mr. Cao as a member of its audit committee, effective April 1, 2011, until the first anniversary of the Company’s IPO. Mr. Cao, who co-founded the Company in 2003, has decided to resign for personal reasons.
Business Outlook
Based on the Company’s current estimates, total revenues for the fourth quarter of fiscal year 2011 are expected to be between US$29.5 million and US$31.0 million, representing an increase of 46% to 53% on a year-over-year basis. This estimate reflects the Company’s current expectation, which is subject to change.
Conference Call
The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter ended November 30, 2010 at 8:00 am Eastern Standard Time on Tuesday, January 25, 2011 (9:00 pm Beijing time on Tuesday, January 25, 2011).
The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	1-800-706-7741
• International Dial-in Number:	1-617-614-3471
• Mainland China Toll Free Number (North):	10-800-852-1490
• Mainland China Toll Free Number (South):	10-800-130-0399
• Hong Kong Toll Free Number:	###-##-####
• U.K. Toll Free Number:	080-8234-7616
Conference ID: XRS
A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org
A telephone replay of the call will be available after the conclusion of the conference call through February 1, 2011.
The dial-in details for the replay are as follows:

• U.S. Toll Free Number	1-888-286-8010
• International Dial-in Number	1-617-801-6888
Conference ID: 16280346

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2011 and quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. TAL Education Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information, except as required under applicable law.
About TAL Education Group
TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China associated with high teaching quality and outstanding student academic performance. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 114 physical learning centers as of November 30, 2010, located in six key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin and Wuhan. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures
In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.
TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
For further information, please contact:
Roger Hu
Investor Relations Manager
TAL Education Group
Tel: +86-10-5292-6658
Email: rogerhu@xueersi.com

TAL Education Group
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	As of	As of
	February 28,	November 30,
	2010	2010
ASSETS

Current assets
Cash and cash equivalents	$50,752,481	$178,561,614
Available-for-sale securities	1,918,156	464,599
Amounts due from related parties	—	8,100
Inventory	121,819	192,211
Deferred tax assets-current	831,297	1,152,469
Prepaid expenses and other current assets	2,280,941	4,526,832

Total current assets	55,904,694	184,905,825

Property and equipment, net	4,991,490	6,595,296
Deferred tax assets-non-current	283,968	719,695
Rental deposit	2,170,548	2,603,269
Intangible assets, net	1,389,160	814,403
Goodwill	763,802	653,072

Total assets	$65,503,662	$196,291,560

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 915,408 and 490,117 as of February 28, 2010, and November 30, 2010, respectively)	$987,742	$749,696
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 24,631,648 and 23,909,154 as of February 28, 2010 and November 30, 2010, respectively)	29,407,994	38,007,019
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 108,204 and 110,781 as of February 28, 2010 and November 30, 2010, respectively)	108,204	110,781
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities without recourse to TAL Education Group of 6,588,552 and 6,955,516 as of February 28, 2010 and November 30, 2010, respectively)	6,817,816	10,957,524

	As of	As of
	February 28,	November 30,
	2010	2010
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,653,324 and 2,695,667 as of February 28, 2010, and November 30, 2010, respectively)	580,225	2,966,692

Total current liabilities	37,901,981	52,791,712

Convertible loan	500,000	—
Deferred tax liabilities-non-current	175,610	124,005

Total liabilities	38,577,591	52,915,717

Total TAL Education Group’s equity	17,926,071	143,375,843

Total liabilities and equity	$65,503,662	$196,291,560

TAL Education Group
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except shares, ADS’s, and per share, per ADS data)

	For the Three Months Ended		For the Nine Months Ended
	November 30,		November 30,
	2009	2010	2009	2010
Net revenues	16,285,665	24,060,601	49,106,997	76,934,766
Cost of revenues	9,079,193	14,045,222	25,034,568	39,978,545

Gross profit	7,206,472	10,015,379	24,072,429	36,956,221

Operating expenses (note 1)
Selling and marketing	1,646,800	2,731,220	3,596,081	6,901,772
General and administrative	3,073,467	4,844,194	7,664,653	12,641,780

Total operating expenses	4,720,267	7,575,414	11,260,734	19,543,552

Income from operations	2,486,205	2,439,965	12,811,695	17,412,669

Interest income	126,627	367,513	229,406	572,692
Interest expense	—	(15,512)	—	(58,942)
Other expenses, net	(5,908)	66,017	(124,638)	45,073

Income before income tax provision	2,606,924	2,857,983	12,916,463	17,971,492
Provision for income tax	232,187	296,275	1,144,455	1,971,545

Net income from continuing operations	2,374,737	2,561,708	11,772,008	15,999,947

Net income/(loss) from discontinued operations, net of tax	25,953	(212,671)	55,793	(405,069)
Net income attributable to TAL Education Group	2,400,690	2,349,037	11,827,801	15,594,878

Net income attributable to common shareholders of TAL Education Group	2,400,690	2,349,037	11,827,801	15,594,878

TAL Education Group
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except shares, ADS’s, and per share, per ADS data)

	For the Three Months Ended		For the Nine Months Ended
	November 30,		November 30,
	2009	2010	2009	2010
Net income per common share
Basic from continuing operations	0.02	0.02	0.09	0.12
Basic from discontinued operations	0.00	(0.00)	0.00	(0.00)

Basic	0.02	0.02	0.09	0.12

Diluted from continuing operations	0.02	0.02	0.09	0.12
Diluted from discontinued operations	0.00	(0.00)	0.00	(0.00)

Diluted	0.02	0.02	0.09	0.12

Net income per ADS (note 2)
Basic from continuing operations	0.04	0.04	0.19	0.25
Basic from discontinued operations	0.00	(0.01)	0.00	(0.01)

Basic	0.04	0.03	0.19	0.24

Diluted from continuing operations	0.04	0.04	0.19	0.25
Diluted from discontinued operations	0.00	(0.01)	0.00	(0.01)

Diluted	0.04	0.03	0.19	0.24

Net income per Series A convertible redeemable preferred share-Basic	0.02	0.02	0.09	0.12

Weighted average shares used in calculating net income per common share
Basic	120,000,000	135,046,154	120,000,000	125,015,385
Diluted	125,000,000	140,320,667	125,000,000	130,235,796

Weighted average shares used in calculating net income per Series A convertible redeemable preferred share-basic	5,000,000	2,747,253	5,000,000	4,254,545

Notes:
Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30		Ended November 30
	2009	2010	2009	2010
	US$	US$	US$	US$

Cost of revenues	—	260,878	—	370,291
Selling and marketing	—	309,977	—	472,975
General and administrative	—	1,337,561	—	1,985,012

Total	—	1,908,416	—	2,828,278

Note 2: Each ADS represents two Class A common shares.

TAL Education Group
Reconciliation of Non-GAAP Measures To The Most Comparable GAAP Measures
(In U.S. dollar, except share, ADS, and per share, per ADS data)

	For the Three Months Ended		For the Nine Months Ended
	November 30,		November 30,
	2009	2010	2009	2010
	US$	US$	US$	US$

Cost of revenues	9,079,193	14,045,222	25,034,568	39,978,545
Share-based compensation expense in cost of revenues	—	260,878	—	370,291

Non-GAAP cost of revenues	9,079,193	13,784,344	25,034,568	39,608,254

Selling and marketing expenses	1,646,800	2,731,220	3,596,081	6,901,772
Share-based compensation expense in selling and marketing expenses	—	309,977	—	472,975

Non-GAAP selling and marketing expenses	1,646,800	2,421,243	3,596,081	6,428,797

General and administrative expenses	3,073,467	4,844,194	7,664,653	12,641,780
Share-based compensation expense in general and administrative expenses	—	1,337,561	—	1,985,012

Non-GAAP general and administrative expenses	3,073,467	3,506,633	7,664,653	10,656,768

Operating costs and expenses	13,799,460	21,620,636	36,295,302	59,522,097
Share-based compensation expense in operating costs and expenses	—	1,908,416	—	2,828,278

Non-GAAP operating costs and expenses	13,799,460	19,712,220	36,295,302	56,693,819

Income from operations	2,486,205	2,439,965	12,811,695	17,412,669
Share based compensation charge	—	1,908,416	—	2,828,278

Non-GAAP income from operations	2,486,205	4,348,381	12,811,695	20,240,947

	For the Three Months Ended		For the Nine Months Ended
	November 30,		November 30,
	2009	2010	2009	2010
	US$	US$	US$	US$

GAAP net income attributable to TAL Education Group	2,400,690	2,349,037	11,827,801	15,594,878
Share based compensation charge	—	1,908,416	—	2,828,278

Non-GAAP net income attributable to TAL Education Group	2,400,690	4,257,453	11,827,801	18,423,156

Net income per ADS
- Basic	0.04	0.03	0.19	0.24
- Diluted	0.04	0.03	0.19	0.24

Non-GAAP net income per ADS
- Basic	0.04	0.06	0.19	0.29
- Diluted	0.04	0.06	0.19	0.28

ADSs used in calculating net income per ADS
- Basic	60,000,000	67,523,077	60,000,000	62,507,693
- Diluted	62,500,000	70,160,334	62,500,000	65,117,898
Note:

(1)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.